

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Lisa Averbuch
CEO, CFO and Director
Celexus, Inc
4695 Chabot Drive, Suite 200
Pleasanton, CA 94588

> **Re: Celexus, Inc**
> **Form 10-K for the Fiscal Year Ended March 31, 2019**
> **Filed July 15, 2019, as amended**
> **File No. 000-52069**

Dear Ms. Averbuch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Coldicutt